Exhibit 99.1

Alvotech

Société anonyme

Siège Social: 9, Rue de Bitbourg, L-1273 Luxembourg, Grand-Duché de Luxembourg

R.C.S. Luxembourg: B 258.884

(the “Company”)

CONVENING NOTICE

The shareholders of Alvotech are invited to participate at the

Annual and Extraordinary General Meeting of Shareholders

on 6 June 2023 at 9:00 a.m. CEST

at 41A, Avenue John F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg

Agenda of the General Meeting of Shareholders of the Company

1.

Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company’s annual financial statements and on the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

2.	Approval of the Company’s annual financial statements for the financial year ended 31 December 2022.

3.	Approval of the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

4.	Acknowledgement of the loss of the Company for the financial year ended 31 December 2022 and allocation of result.

5.

Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

6.

Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

7.	Presentation of and advisory vote on the remuneration policy for the Company applicable as from 6 June 2023.

8.	Approval of the remuneration of the board of directors of the Company.

9.

Amendment and restatement of the articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

Draft resolutions regarding items 2 to 9 of the agenda are available on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Agenda and Proposed Resolutions”.

Date and Place of the Meeting

The annual and extraordinary general meeting of shareholders of the Company will be held on 6 June 2023 at 09:00 a.m. CEST at the premises of Arendt & Medernach S.A. at 41A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg (the “General Meeting”).

Language

The General Meeting will be held in English language.

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Quorum and Majority

Pursuant to the Company’s articles of association and the Luxembourg law dated 10 August 1915 on commercial companies, as amended, resolutions regarding items 2 to 8 of the agenda will be passed at a simple majority of the votes validly cast, regardless of the portion of capital represented, it being understood that item 7 of the agenda constitutes an advisory vote only. Item 1 does not require any votes from the shareholders of the Company. Item 9 of the agenda requires a quorum of 50% of the share capital and the resolution will be validly adopted by at least two-thirds of the votes validly cast in favour by the shareholders participating in the vote. If the aforementioned quorum is not met, the General Meeting may be reconvened by the board of directors and at the reconvened meeting no quorum will be required. Each share is entitled to one vote. Double counting is not permitted.

Right to amend the Agenda or table additional Resolutions

Pursuant to the Company’s articles of association and the Luxembourg law of 24 May 2011 on certain rights of shareholders in listed companies, one or several shareholders representing at least five percent (5%) of the Company’s share capital may request the adjunction of one or several items to the agenda of the General Meeting, provided that the request is accompanied by a justification or draft resolution(s). Such request and justification or draft resolution(s) must be received at the Company’s registered office by registered letter or by e-mail or electronic means (to: alvotech.ir@alvotech.com) at least twenty-two (22) days prior to the date of the General Meeting, i.e. by 15 May 2023 accompanied by a proof of the shareholding of such shareholder(s) and the address or e-mail address which the Company may use in order to deliver the acknowledgment of receipt of such request. The Company must acknowledge receipt of such request within forty-eight (48) hours of receipt of such request. In case such request entails a modification of the agenda of the relevant general shareholders’ meeting, the Company will make an amended agenda available at the latest fifteen (15) days prior to the date of the relevant general meeting, i.e. by 22 May 2023.

Share Capital of the Company

As of the date of this convening notice, the Company’s share capital is set at 2,897,274.62 US dollars represented by 289,727,462 ordinary shares. Each share entitles the holder thereof to one vote.

Right to Participate in the General Meeting

Only shareholders who are holders of European Shares or US Shares on the Record Date (as defined hereafter) are allowed to vote in the General Meeting. The “Record Date” is defined as 23 May 2023 at midnight (24:00 hours) CEST and at 6:00 p.m. (18:00 hours) New York time. Any transferee having become an owner of any shares after the Record Date has no right to vote at the General Meeting.

The Company’s shares are divided into European Shares and US Shares.

“European Shares” are the shares listed and trading on Nasdaq Iceland. The centralising agent for the holders of European Shares (the “EU Centralising Agent”) is:

Computershare AB

Box 5267

102 46 Stockholm, Sweden

0771 24 64 00 (calls from Sweden)

+46 771 24 64 00 (calls from outside Sweden)

E-mail: info@computershare.se

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“US Shares” are the shares listed and trading on The Nasdaq Stock Market LLC. The centralising agent for the US Shares (the “US Centralising Agent”, together with the EU Centralising Agent, the “Centralising Agents”) is:

Computershare Inc.

P.O. Box 43078

Providence, RI 02940-3078

800-736-3001 Toll Free (calls from the US or Canada)

781-575-3100 Toll (calls from outside the US)

E-mail: web.queries@computershare.com

The board of directors of the Company considers that shareholders who provide proof of their shareholding on the Record Date and submit their voting form or provide a proxy as set forth in the below section with the title “Conditions for voting in case of attendance to the General Meeting in person or by proxy” do not have to undertake other formalities to comply with the obligation set out in Art. 5(3) of the Law dated 24 May 2011 on the exercise of certain rights of shareholders. Shareholders participating in person shall register no later than 9:00 a.m. CEST on 1 June 2023 as set forth in the below section with the title “Conditions for voting in case of attendance to the General Meeting in person or by proxy”. Further requirements for participation are set out hereinafter.

Participation in the General Meeting

Shareholders may exercise their voting rights at the General Meeting by attending the General Meeting in person, providing a voting form or by appointing a proxy in the manner described below.

1.	Conditions for voting in case of attendance to the General Meetings in person or by proxy

(i)	Holders of shares whose ownership is directly recorded in the shareholder register

Shareholders who own shares of the Company on the Record Date and whose ownership is directly recorded in their own name in the Company’s share register, should announce their intention to participate and vote at the General Meeting by (i) returning their proxy card or (ii) indicating their participation in person to the relevant Centralising Agent. A form of declaration of participation and a form of proxy, which may be used, are made available on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the titles “US Proxy Card” and “Declaration of Participation”. The declaration of participation or proxy form must be received no later than 9:00 a.m. CEST on 1 June 2023.

(ii)	Holders of shares whose ownership is indirectly recorded in the shareholder register

Holders of European Shares on the Record Date whose ownership is indirectly recorded, through a clearing system and who wish to attend and vote at the General Meeting in person or grant a proxy must (i) ask their financial intermediary (bank, broker or other financial institution or intermediary) to provide a certificate certifying their shareholding at the Record Date and, as applicable, (ii) provide a proxy or a declaration of participation, and send such documents to the EU Centralising Agent at the address referred to above who must receive it no later than 9:00 a.m. CEST on 1 June 2023.

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The certificate must indicate the identity of the owner of the Company’s shares, the number of shares held, and a statement that the relevant shares were registered in the financial intermediary’s records in the holder’s name on the Record Date (the “Registration Certificate”).

A form of declaration of participation and a form of proxy, which may be used, are made available on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the titles “EU Proxy and Voting Form” and “Declaration of Participation”. Holders of European Shares who wish to revoke their proxy may do so by timely delivering a properly executed later-dated proxy or voting form to the EU Centralising Agent no later than 9:00 a.m. CEST on 1 June 2023, or by attending and voting in person at the General Meeting.

When the EU Centralising Agent has received the Registration Certificate, an attendance card will be sent to the relevant shareholder or proxyholder, as applicable.

Holders of US Shares on the Record Date whose ownership is indirectly recorded, through a clearing system and who wish to attend and vote at the General Meeting in person must have their financial intermediary (bank or other financial institution or intermediary) or its agent where their shares are on deposit issue a legal proxy to them. The legal proxy will confirm that they owned the relevant number of US Shares on the Record Date and are authorised to attend and vote at the General Meeting. The holders of US Shares must bring the legal proxy received from their financial intermediary to the General Meeting; the proxy will serve as attendance card for the General Meeting.

Holders of European Shares or US Shares who wish to attend the General Meeting in person must further bring a proof of their identity (in the form of a non-expired identity card or passport) to the General Meeting.

2.	Conditions for voting electronically and through voting forms

(i)	European Shares

For holders of European Shares on the Record Date whose ownership is indirectly recorded, through a clearing system and who wish to provide voting instructions electronically or to vote through voting form, the EU Centralising Agent must obtain no later than 9:00 a.m. CEST on 1 June 2023 confirmation of shareholding on the Record Date.

Shareholders may cast their votes by sending a voting form to the EU Centralising Agent by mail, e-mail or by any other means indicated on the form no later than on 9:00 a.m. CEST on 1 June 2023. Only voting forms provided by (i) the Company on its website at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “EU Proxy and Voting Form” or (ii) their financial intermediary in accordance with the voting procedures and instructions received may be used. Voting forms shall be signed (including electronically) and should be returned in accordance with the instructions on the form.

Shareholders having submitted a voting form and who wish to revoke such voting form may do so by timely providing a later dated voting or proxy form or cancelling the voting form in writing to the EU Centralising Agent at the address referred to above. The votes or voting instructions lodged via a physical proxy form, voting form or electronically by 9:00 a.m. CEST on 1 June 2023, if correctly submitted, will replace any previously submitted proxy form, voting form or voting instructions.

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Shareholders who wish to submit the appointment of their proxy votes electronically, may view the General Meeting materials and register their votes by using the online platform at www.investorvote.com/alvotech and following the relevant instructions on the screen. You will need your login details comprising of the Identification No. and the code, which can be located on the front page of the notice and access letter provided to you. To be valid, your votes must be lodged by no later than 9:00 a.m. CEST on 1 June 2023.

(ii)	US Shares

Holders of US Shares on the Record Date who are unable to attend the General Meeting in person must follow the voting procedures and instructions received from their financial intermediary or, as the case may be, its procedures on changing or revoking voting instructions.

3.	Request for information and contact details of Centralising Agents

A copy of the documentation related to the General Meeting is available from the date of publication of this convening notice on the Company’s website at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023.

Shareholders requiring more information may do so by:

•	Contacting the Centralising Agents at their addresses referred to above

•	Contacting the Company’s Investor Relations Department: alvotech.ir@alvotech.com

Luxembourg, 2 May 2023, for the board of directors

/s/ Tanya Zharov

Name : Tanya Zharov

Title :   General Counsel and Authorized Signatory

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